SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 March 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 2 March 2007
99.2	Director/PDMR Shareholding dated 2 March 2007
99.3	Director/PDMR Shareholding dated 2 March 2007
99.4	Holding(s) in Company dated 5 March 2007
99.5	Director/PDMR Shareholding dated 8 March 2007
99.6	Director/PDMR Shareholding dated 12 March 2007
99.7	Director/PDMR Shareholding dated 12 March 2007
99.8	Director/PDMR Shareholding dated 13 March 2007

99.1

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
2 March 2007

Following a purchase of shares into the Trust on 1 March 2007, InterContinental
Hotels Group PLC confirms that the total holding of the InterContinental Hotels
Group PLC Employee Share Ownership Trust (Jersey) at the close of 1 March 2007 was as detailed below:

Number of shares/amount of stock purchased -

500,000 ordinary shares purchased at £12.01 per share

Total holding in the Trust following this notification -

1,943,557 ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Peter Gowers
Chief Marketing Officer

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Exercise of options and retention of shares under the InterContinental Hotels
Group Sharesave Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

2,193

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

9. Price per share or value of transaction

Sharesave options exercised at option price of 420.5 pence per share

10. Date and place of transaction

1 March 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

624,462

12. Date issuer informed of transaction

1 March 2007

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

2 March 2007

99.3

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
2 March 2007

Following the release of shares to participants (not Directors) under the
Executive Share Option Plan on 27 February 2007, and a release of shares to participants (not Directors) under the Sharesave Plan on 1 March 2007,
InterContinental Hotels Group PLC confirms that it has received notification on
2 March 2007 that the new total holding of the InterContinental Hotels Group PLC
Employee Share Ownership Trust (Jersey) is as detailed below:

Number of shares/amount of stock disposed -                       117,749
Total holding in the Trust following this notification -          1,825,808
Ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.4

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No): (    )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Ellerman Corporation Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

01.03.07 (6%)
02.03.07 (7%)

6. Date on which issuer notified:

05.03.07

7. Threshold(s) that is/are crossed or reached:

6% and 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)

ISIN: GB00B128LQ10                17,822,501                         17,822,501

Ordinary Shares of 11 3/7 pence
each

Resulting situation after the triggering transaction (vii)

Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

ISIN: GB00B128LQ10           25,286,950               25,286,950                        7.1

Ordinary Shares of 11 3/7
pence each

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

N/A             N/A                   N/A                       N/A                         N/A

Total (A+B)
Number of voting rights        % of voting rights

25,286,950                     7.1

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Tom Conophy
Chief Information Officer

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Sale of Shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

19,105

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

9. Price per share or value of transaction

£12.22

10. Date and place of transaction

7 March 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

265,385

12. Date issuer informed of transaction

7 March 2007

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

8 March 2007

99.6

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
12 March 2007

Following the release of shares to participants (not Directors) under the
Sharesave Plan on 5 March 2007, InterContinental Hotels Group PLC confirms that it has received notification on 9 March 2007 that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) is as
detailed below:

Number of shares/amount of stock disposed -               12,648
Total holding in the Trust following this notification -  1,813,160
                                                          Ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

99.7

12 March 2007

                       INTERCONTINENTAL HOTELS GROUP PLC

   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC
("Company") ordinary shares awarded to a number of participants in the Company's
Short Term Deferred Incentive Plan ("STDIP") in 2006, the Company was notified on 9 March 2007, that the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company's Employee
Share Ownership Trust ("ESOT") to the following directors and other persons discharging managerial responsibility on 8 March 2007:

Director                                         Number of shares transferred

Andrew Cosslett                                  18,952
Richard Hartman                                  16,768
Stevan Porter                                    11,862
Richard Solomons                                 12,115

Other Persons Discharging Managerial
Responsibility

Peter Gowers                                       8,192
Patrick Imbardelli                                14,555
Richard Winter                                     8,921

Following the release of the shares to participants, the Employee Share
Ownership Trust will hold 1,700,511 InterContinental Hotels Group PLC shares.
The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

                       ---------------Ends--------------

Name of Contact for this RNS Announcement:

Chloe Barry                                        Tel: 01753 410 244
Company Secretariat
InterContinental Hotels Group PLC

99.8

                       InterContinental Hotels Group PLC
   Technical Interest of Directors in Employee Share Ownership Trust (Jersey)

Date of Notification
13 March 2007

Following the release of shares to participants (not Directors) under the
Executive Option Plan on 8 March 2007, and a purchase of shares into the Trust on 12 March 2007, InterContinental Hotels Group PLC confirms that it has received notification on 13 March 2007 that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) is as
detailed below:

Number of shares/amount of stock purchased -     500,000
Currency and price -                             £12.33428 per share
Number of shares/amount of stock disposed -      50,670
Total holding in the Trust following this
notification -                                   2,200,511 Ordinary shares

The following directors, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons, are
technically deemed to be interested in those shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 March 2007